UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                October 12, 2004

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a)  Amarin Corporation announces closing of the acquisition of Laxdale Limited.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ RICHARD A.B. STEWART
                                    Name: Richard A.B. Stewart
                                    Title: Chief Executive Officer


Date: October 12, 2004



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


AMARIN CORPORATION CLOSES ACQUISITION OF LAXDALE LTD.

- Amarin gains access to a late stage CNS pipeline and leading neuroscience development capability -

LONDON, United Kingdom, October 12, 2004 - Amarin Corporation plc (NASDAQSC:
AMRN) today announced that it has successfully closed the acquisition of Laxdale Limited, a private neuroscience development company based in Stirling, Scotland. The acquisition provides Amarin with a significant neuroscience pipeline in clinical development for central nervous system disorders. The most advanced candidate, Miraxion(TM), for which Amarin had originally licensed U.S. rights in November 2000, is in phase III development for Huntington's disease. In addition, the acquisition provides Amarin with a leading neuroscience development capability.

As announced on July 12, 2004, the purchase price comprises an initial consideration of 3.5 million ordinary shares (to be represented as Amarin American Depositary Shares) and other success related milestones as set out in the earlier press release.

KEY BENEFITS TO AMARIN

  - Improvement in Amarin's share of Miraxion's economics by reducing Amarin's royalty obligations on U.S. sales from an effective rate of 40% previously to 5% post acquisition

  - E.U. and Japanese rights to Miraxion for Huntington's disease plus existing licensee relationships for the major European markets and Japan

  - North American, E.U. and Japanese rights to Miraxion in all other central nervous system disorders, including treatment unresponsive depression

  - Leading neuroscience development capability which can be further leveraged through in-licensing and acquiring rights to additional programs, and

  - A development pipeline beyond Miraxion consisting of additional neuroscience programs at earlier stages of development

Rick Stewart, chief executive officer of Amarin Corporation, commented, "The successful completion of the Laxdale acquisition and the conclusion of the $12.75 million financing creates a company with an exciting late-stage development pipeline, a strong balance sheet and a near term opportunity with Miraxion in phase III clinical trials."

Mr. Stewart continued "Our near term objectives are twofold; firstly to focus resources on the upcoming phase III clinical trials in Huntington's disease and secondly to seek a development and marketing partner for Miraxion in treatment unresponsive depression."

In conjunction with the acquisition of Laxdale, Amarin has paid GBP Sterling 500,000 at closing to execute cross-licensing agreements with Scarista Limited, providing Amarin with rights to specified intellectual property covering North America, the E.U. and Japan.

Following the financing and acquisition of Laxdale, Amarin now has approximately
37.6 million ordinary shares in issue.

DEVELOPMENT PIPELINE

Amarin's late-stage development pipeline now consists of the following key programs:

PROGRAM            INDICATION              DEVELOPMENT STATUS

Miraxion (E.U.)    Huntington's disease    Filed (EMEA)

Miraxion (U.S.)    Huntington's disease    Phase III studies to
                                           commence early next year

Miraxion           Treatment-              Additional Phase II to
                   unresponsive            commence next year
                   depression              (to be partnered)

LAX-200            Depression,             Phase II
products           schizophrenia,
                   Multiple sclerosis


MIRAXION(TM) AND HUNTINGTON'S DISEASE

Miraxion(TM), Amarin's lead late-stage development product, is being developed for the treatment of Huntington's disease, with phase III trials due to commence in early 2005. Miraxion for Huntington's disease has been granted Fast Track designation and received Orphan Drug designation both in the U.S. and in Europe. Huntington's disease is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. with a similar number in Europe. Additionally, over 200,000 persons in the U.S. alone are genetically "at risk" of developing the disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years. Patients with late-stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion. Presently, there is no effective treatment or cure for Huntington's disease.

MIRAXION AND TREATEMENT-UNRESPONSIVE DEPRESSION

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year. In 2003, U.S. sales of antidepressants were approximately $12 billion. However, about one third of patients with depression still fail to respond to standard drugs and another third show only partial response. Miraxion is being developed as an adjunctive therapy to treat those who do not respond to current treatments.

Phase II clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded with statistical significance that a 1-gram per day dose of Miraxion was effective in treating depression in patients who remained depressed, despite receiving standard therapy. The results of two trials were published in the Archives of General Psychiatry in October 2002 and the American Journal of Psychiatry in March 2002.

As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in this indication and will seek a development and marketing partner to accelerate the program.

CORPORATE STRATEGY

Amarin's goal is to capitalize on its strong reputation and strategic position in neuroscience and to become a leader in the development and commercialization of novel drugs which address unmet medical needs.

Amarin will develop its late-stage development pipeline initially focusing on Huntington's disease and treatment-unresponsive depression, for which a development partner will be sought. Amarin will seek to directly commercialize its neurology products in the U.S. and out-license or partner its rights in Europe and Japan. Amarin will also out-license or partner its pipeline globally for indications outside neurology.

Amarin also intends to leverage its development capabilities by supplementing its internal development pipeline through acquiring and/or in-licensing products for direct marketing by Amarin in its core U.S. market and selected field of neuroscience.

AMARIN'S SHORT-TERM OBJECTIVES

  - To successfully complete Phase III studies with Miraxion in Huntington's disease by the end of next year

  - To commence Phase II or Phase III studies during 2005 with at least two other products either from Amarin's internal pipeline or from in-licensing activities

ABOUT AMARIN CORPORATION

Amarin Corporation plc is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of central nervous system disorders. Miraxion is in phase III development for Huntington's disease and is in phase II development for treatment unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.